AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

October 22, 2020

VIA EDGAR

Yoon Choo, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund
File Nos. 033-13954 and 811-05141

Dear Ms. Choo:

This supplemental letter is provided pursuant to our conversation on September 29, 2020, during which the U.S. Securities and Exchange Commission staff (“Staff”) provided follow-up comments to our Staff comment response letter dated September 24, 2020 regarding Post-Effective Amendment No. 147 to the registration statement of Pacific Select Fund (“Registrant”) on Form N-1A (including the Prospectus, Statement of Additional Information (“SAI”) and Part C). Post-Effective Amendment No. 147 was filed with the Commission on July 8, 2020 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on behalf of the PD Mid-Cap Index Portfolio (the “Fund”). Set forth in the numbered paragraphs below are the Staff’s comments followed by Registrant’s responses.

Prospectus Comments

1.	Comment: Principal Investment Strategies: Please clearly indicate in the disclosure what portion or percentage of the Fund will use replication and what portion or percentage will use sampling or specify the circumstances under which the Fund would use sampling. Please ensure that the disclosure about sampling in the summary prospectus is aligned with the statutory prospectus.

Response: The Sub-Adviser has indicated to Registrant that it does not intend to use replication techniques with regard to a portion of the Fund’s assets and sampling techniques with regard to another portion of the Fund’s assets, as presumed by the comment. Rather, sampling will be used to implement the entire index strategy, a consequence of which is that the Fund is expected to hold substantially all of

PD Mid-Cap Index Portfolio – Follow-Up Response Letter

October 22, 2020

the stocks in the index in approximately the same proportions as their weightings in the index and a small portion of the stocks in the index not in approximately the same proportions as their weightings in the index. Registrant will revise the disclosure in the summary and statutory prospectus accordingly.

2.	Comment: Example: Please delete Class I shares if appropriate.

Response: Registrant will make the requested change.

3.	Comment: Principal Risks – Industry Concentration Risk: Per the Staff’s original comment, please revise “may” to “will” at the beginning of the second sentence. Please also consider whether further into the same sentence, the disclosure should state that “the Fund may perform poorly” instead of “the Fund will perform poorly.”

Response: Registrant will make the requested changes.

4.	Comment: Tax Matters: Please revise the first sentence of the third paragraph to state that the Fund will be available for investment by the Pacific Dynamix Portfolios, “PLFA and certain of its affiliates” consistent with similar references in the Prospectus to Class P eligibility.

Response: Registrant will make the requested change.

SAI

5.	Comment: Fundamental Investment Restrictions - Concentration: The Staff reiterates Comment 11 in the SEC response letter dated September 24, 2020 which states: For purposes of a fund’s concentration policy, it is the Staff’s view that a fund must consider the underlying investments of all investment companies in which a fund invests, not just those investment companies that have policies to concentrate. Please revise the fundamental policies and/or the “Interpretations to the Fundamental Policies” to align with the Staff’s view.

Response: Registrant believes that its response to Comment 11 in the SEC response letter dated September 24, 2020 is appropriate which states: In a prior response to Staff comments (dated April 29, 2016) on a proxy statement amending these fundamental investment restrictions, Registrant previously added disclosure that a Fund that operates as a fund of funds will consider the investments of all investment companies in which the Fund invests by considering the existence of a concentration policy of each such investment company when determining compliance with the Fund’s own concentration policy. Registrant believes its current approach is reasonable and appropriate. Moreover, the concentration policies are fundamental and require a shareholder vote to change. Registrant therefore respectfully declines to make the requested change.

6.	Comment: Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions: The Staff reiterates Comment 12 in the SEC response letter dated September 24, 2020 which states: In the last sentence of the last paragraph of this section, please add disclosure to clarify that a Fund that operates as a fund of funds will consider the investments of all of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

PD Mid-Cap Index Portfolio – Follow-Up Response Letter

October 22, 2020

Response: Registrant believes that its response to Comment 12 in the SEC response letter dated September 24, 2020 is appropriate which states: For the reasons discussed in Response #11, Registrant believes the current approach is reasonable and appropriate. This statement acknowledges that funds of funds of the Registrant invest in underlying funds, which portfolio holdings are readily available to the Registrant as they are funds within the same investment company as the funds of funds and will consider the concentration of the Underlying Funds. Therefore, Registrant respectfully declines this request.

7.	Comment: Additional Investment Strategies of the Funds – PD Mid-Cap Index Portfolio: For consistency, please revise the subheading under the Fund to state that the Fund will be available for investment by the “Pacific Dynamix Portfolios, PLFA and certain of its affiliates” consistent with similar references in the Prospectus to Class P eligibility.

Response: Registrant will make the requested change.

If you have any questions or further comments, please contact me at Audrey.Cheng@pacificlife.com.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Sullivan & Worcester LLP

3